UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 5)*


                              Raytech Corporation
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                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   755103108
            -------------------------------------------------------
                                 (CUSIP Number)


                           Richard A. Lippe, Trustee
          Raytech Corporation Asbestos Personal Injury Settlement Trust
                 c/o Meltzer, Lippe, Goldstein & Schlissel, LLP
                                 190 Willis Ave.
                                Mineola, NY 11501
                                 (516) 747-0300
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 25, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 5 amends and supplements the Schedule 13D filed on February 15, 2002 as amended by Amendment Nos. 1 through 4 (the "Schedule 13D") by the Raytech Corporation Asbestos Personal Injury Settlement Trust (the "Trust") with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Raytech Corporation, a Delaware corporation ("Raytech"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

          Item 2 of the Schedule 13D is hereby amended by adding the following information:

          The Trust Agreement was amended, effective as of September 25, 2002, to eliminate the responsibility of the Trust to compensate Mr. Lippe and Mr. Dykes for acting as directors of Raytech while permitting them to accept such compensation as may be provided by Raytech to outside directors for board service. A copy of the Trust Agreement (other than its exhibits and schedules), as amended, is attached hereto as Exhibit 6.


ITEM 4.  PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended by adding the following information:

          Effective September 26, 2002, two of the Trustees, Messrs. Lippe and Dykes, and Mr. David N. Forman, with the support of the Trust, were elected directors of Raytech, replacing three existing members of the board.

          In February 2003, the board of directors of Raytech proposed that the Certificate of Incorporation of Raytech be amended to state that the entire board of directors shall consist of not more than eleven and not less than three directors, as such number may be fixed by the board of directors from time to time. The Certificate of Incorporation of Raytech previously provided that the board of directors shall consist of not more than nine and not less than three directors. The Trust has given its consent to this amendment and it is the Trusts' understanding that this amendment has become effective. A copy of the Certificate of Amendment to Raytech's Certificate of Incorporation is attached hereto as Exhibit 7.

          Subsequent to obtaining the written consent of the Trust to the amendment referred to above, the board of directors of Raytech has determined to propose an additional amendment to Raytech's Certificate of Incorporation which would delete the provision which fixes the number of directors on the board. The Trust understands that the board intends to submit this additional amendment to the company's stockholders for approval at Raytech's 2003 annual meeting of stockholders. If such additional amendment is approved by the stockholders, the number of directors on the board will be fixed by, or in the manner provided in, the Amended and Restated By-Laws of Raytech, which may be amended from time to time by either the board or the stockholders of Raytech.

          The Trust intends to vote in favor of the proposed additional amendment to Raytech's Certificate of Incorporation at Raytech's 2003 annual meeting of stockholders. In addition, the Trust understands that the board of directors of Raytech intends to propose all incumbent directors plus John J. Robbins as candidates for Raytech's board of directors at the 2003 annual meeting of stockholders. The Trust intends to vote in favor of such candidates.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           EXHIBIT NUMBER                            TITLE

                6                          Raytech Corporation Asbestos
                                         Personal Injury Settlement Trust
                                         Agreement, effective as of April
                                              18, 2001, as amended on
                                               February 13, 2002 and
                                                 September 25, 2002

                7                        Certificate of Amendment to the
                                         Certificate of Incorporation of
                                                Raytech Corporation

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:  May 15, 2003



                                  Raytech Corporation Asbestos Personal Injury
                                  Settlement Trust

                                  By:  /S/ RICHARD A. LIPPE
                                      ----------------------------------------
                                       Richard A. Lippe, Trustee

EXHIBIT NUMBER                TITLE                  METHOD OF FILING     PAGE

     6             Raytech Corporation Asbestos       Filed herewith
                   Personal Injury Settlement
                   Trust Agreement, effective as
                   of April 18, 2001, as amended
                   on February 13, 2002 and
                   and September 25, 2002

     7             Certificate of Amendment to        Filed herewith
                   the Certificate of Incorporation
                   of Raytech Corporation